Exhibit 99.1

HIGHLIGHTS

The product tanker market reached historically low levels in the third quarter impacted by a decrease in demand growth and shorter sailing distances. I am nonetheless pleased that TORM continues to perform well in a difficult market," says Executive Director Jacob Meldgaard and continues: "we believe product tanker freight rates have bottomed out in the third quarter, and in the fourth quarter we have experienced firmer product tanker freight rates driven by increasing export activity in the US Gulf and a stronger crude tanker market. We maintain an optimistic view of the long-term prospects of the product tanker market. As preparation for the IMO 2020 sulfur directive, we are pleased to have established a joint venture with ME Production, a leading scrubber manufacturer, and Guangzhou Shipyard International that will allow us to secure availability of high-quality scrubbers at attractive prices."

RESULT
EBITDA[1] for the third quarter of 2018 was USD 14.7m (2017, same period: USD 37.0m). The loss before tax amounted to USD 24.5m (2017, same period: USD -3.9m). Cash flow from operating activities was positive at USD 18.3m in the third quarter of 2018 (2017, same period: USD 17.5m) and loss per share (EPS) was 34 cents (2017, same period: -7 cents). Return on Invested Capital[2] (RoIC) was -4.3% (2017, same period: 1.6%).

MARKET CONDITIONS
In the third quarter of 2018, TORM achieved TCE rates of USD/day 10,598 (2017, same period: USD/day 14,279). The product tanker market has remained soft throughout the third quarter of 2018, with MR benchmark freight rates reaching all-time historically low levels. The market was positively impacted by record high refinery runs at the start of the third quarter, but negatively impacted by the effects of decrease in year-on-year demand growth, lower sailing distances and a continued cannibalization from newbuilding crude tankers going after clean cargos on their maiden voyages before commencing transportation of dirty cargos.

VESSEL TRANSACTIONS
During the third quarter of 2018, TORM entered into agreements to sell two older vessels: the MR vessel TORM Neches (built in 2000) and the Handysize vessel TORM Ohio (built in 2001). In October 2018, TORM has entered into an agreement to sell the MR vessel TORM Clara (built in 2000). The three vessels were sold for a total consideration of USD 20m, and a total debt of USD 12m is expected to be repaid in connection with the vessel sales. The vessels are all expected to be delivered to their new owners during the fourth quarter of 2018. In July 2018, TORM redelivered the chartered LR2 vessel TORM Marie to its owner after the expiration of the charter period. As of 30 September 2018, including the three vessels for which a sale has been agreed, TORM's fleet consists of 74 owned vessels, three chartered vessels and ten vessels on order. On 15 October 2018, TORM took delivery of the final LR2 newbuilding, TORM Hilde.

VESSEL VALUES
Based on broker valuations, TORM's fleet including newbuildings had a market value of USD 1,661m as of 30 September 2018. Compared to broker valuations as of 30 June 2018, the market value of the fleet decreased by USD 14m (~1%), in line with the fleet depreciation rate.

1 See Glossary on pages 24-28 for a definition of EBITDA.
2 See Glossary on pages 24-28 for a definition of RoIC.

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

HIGHLIGHTS – CONTINUED

SCRUBBER UPDATE
On 9 November 2018, TORM announced the establishment of a joint venture with ME Production, a leading scrubber manufacturer, and Guangzhou Shipyard International (GSI), which is part of the China State Shipbuilding Corporation group. The joint venture, ME Production China, will manufacture and install scrubbers in China and deliver them to a range of maritime industry customers for both newbuildings and retrofitted vessels. TORM holds an ownership stake of 27.5% in the new joint venture. In connection with the establishment, TORM has ordered a total of 16 scrubbers with ME Production China and signed a letter of intent for additional 18 scrubbers with the new joint venture. With these orders, TORM has committed to install scrubbers on 21 vessels and potentially up to 39 vessels or roughly half of TORM's fleet. During the third quarter of 2018, TORM has successfully conducted its first retrofit scrbber installation on the MR ice-class vessel TORM Lene, and on 15 October 2018 TORM took delivery of the first newbuilding outfitted with a scrubber, the LR2 vessel TORM Hilde. These two vessels are expected to provide valuable operational insight in advance of the remaining scrubber installations planned for 2019 and the first half of 2020.

LIQUIDITY
As of 30 September 2018, TORM's available liquidity was USD 425m consisting of USD 163m in cash and USD 262m in undrawn credit facilities. As of 30 September 2018, net interest-bearing debt[3] amounted to USD 597m and TORM's net loan-to-value (LTV)[4] ratio was 54%.

ORDER BOOK AND CAPEX
The book value of the fleet was USD 1,424m as of 30 September 2018 excluding outstanding installments on the newbuildings of USD 296m. The outstanding installments include payments for scrubbers related to these vessels. As of 30 September 2018, TORM's order book stood at ten newbuildings: one LR2, two LR1s and seven MRs. The LR2 vessel was delivered on 15 October 2018, and the LR1s and the MRs are expected to be delivered in 2019 through the first quarter of 2020.

NAV AND EQUITY
Based on broker valuations as of 30 September 2018, TORM's Net Asset Value (NAV5) excluding charter commitments was estimated at USD 826m. This corresponds to a NAV/share[6] of USD 11.2 or DKK 72.0. TORM's book equity amounted to USD 859m as of 30 September 2018. This corresponds to a Book equity/share[7] of USD 11.6 or DKK 74.5. During the third quarter of 2018, TORM has upon request from certain warrantholders cancelled 126,874 warrants. TORM now has 4,711,953 warrants outstanding.

COVERAGE	As of 30 September 2018, 22% of the remaining total earning days in 2018 were covered at an average rate of USD/day 15,164.
As of 12 November 2018, 61% of the total earning days in the fourth quarter of 2018 were covered at USD/day 13,278.

3 See Glossary on pages 24-28 for a definition of net interest-bearing debt.
4 See Glossary on pages 24-28 for a definition of loan-to-value.
5 See Glossary on pages 24-28 for a definition of NAV.
6 See Glossary on pages 24-28 for a definition of NAV/share.
7 See Glossary on pages 24-28 for a definition of Book equity/share.

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton-miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.
In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.
TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

KEY FIGURES

USDm	Q3 2018	Q3 2017	Q1-Q3 2018	Q1-Q3 2017	FY 2017

INCOME STATEMENT
Revenue	140.4	155.8	466.8	485.6	657.0
Time charter equivalent earnings (TCE) ¹⁾	70.9	95.2	257.8	295.1	397.1
Gross profit ¹⁾	27.2	47.1	118.0	146.6	200.2
EBITDA ¹⁾	14.7	37.0	81.4	116.8	157.6
Operating profit/(loss) (EBIT)	-15.3	5.8	-5.8	26.9	39.5
Financial items	-9.2	-9.7	-26.2	-27.5	-36.3
Profit/(loss) before tax	-24.5	-3.9	-32.0	-0.6	3.2
Net profit/(loss) for the year/period	-24.9	-4.2	-33.1	-1.2	2.4

BALANCE SHEET
Non-current assets	1,426.9	1,404.5	1,426.9	1,404.5	1,385.1
Total assets	1,717.7	1,658.9	1,717.7	1,658.9	1,646.6
Equity	858.7	784.1	858.7	784.1	791.1
Total liabilities	859.0	874.8	859.0	874.8	855.5
Invested capital ¹⁾	1,450.2	1,409.6	1,450.2	1,409.6	1,406.0
Net interest-bearing debt ¹⁾	596.8	630.0	596.8	630.0	619.7
Cash and cash equivalents	163.2	145.1	163.2	145.1	134.2

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages 25-29.

	Q3 2018	Q3 2017	Q1-Q3 2018	Q1-Q3 2017	FY 2017

KEY FINANCIAL FIGURES ¹⁾
Gross margins:
TCE	50.5%	61.1%	55.2%	60.8%	60.4%
Gross profit	19.4%	30.2%	25.3%	30.2%	30.4%
EBITDA	10.5%	23.7%	17.4%	24.1%	24.0%
Operating profit/(loss)	-10.9%	3.7%	-1.2%	5.5%	6.1%
Return on Equity (RoE)	-11.3%	-2.1%	-5.6%	-0.2%	0.3%
Return on Invested Capital (RoIC)	-4.3%	1.6%	-0.6%	2.5%	2.8%
Equity ratio	50.0%	47.3%	50.0%	47.3%	48.0%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share	-0.34	-0.07	-0.45	-0.02	0.04
Diluted earnings/(loss) per share	-0.34	-0.07	-0.45	-0.02	0.04
Dividend per share	-	-	-	0.02	0.02
Net Asset Value per share (NAV/share) ²⁾	11.2	11.4	11.2	11.4	12.8
Stock price in DKK, end of period ³⁾	38.5	63.5	38.5	63.5	53.5
Number of shares, end of period (million) ⁴⁾	73.9	62.0	73.9	62.0	62.0
Number of shares, average (million) ⁴⁾	73.9	62.0	72.8	62.0	62.0

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages 25-29.
²⁾ Based on broker valuations as of 30 September 2018, excluding charter commitments.
³⁾ Stock price on NASDAQ Copenhagen
⁴⁾ Excluding treasury shares

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

THE PRODUCT TANKER MARKET
The product tanker market remained soft throughout the third quarter of 2018, with MR benchmark freight rates reaching all-time historically low levels. In general, freight rates were slightly higher in the eastern hemisphere than in the West.
Demand for clean petroleum products (CPP) was impacted by higher oil prices in the third quarter, with lower year-on-year growth levels than in the first half of the year. In the gasoline market, higher prices coupled with depreciated currencies in many emerging markets had a negative impact on demand in these countries. In the diesel market, recent demand growth slowed in the third quarter, reducing the growth to around zero year on year. However, this is compared to a strong baseline in 2017.
Globally, refinery runs reached record high levels throughout the summer, and consequently refinery margins have fallen to levels below the five-year average. With slower demand growth and refinery runs at record levels, global CPP trade flows slowed in the third quarter compared to the same period last year, resulting in lower ton-mile demand year on year. Additionally, product stockpiles started to build after draws earlier in the year. In particular stocks have built up especially West of the Suez Canal, where gasoline inventories are currently above the levels from one year ago both in Europe and in the USA. As diesel demand growth slowed, inventories have built slightly but are still below the five-year average level.
In the West, imports of gasoline from Europe to the US Atlantic coast were strong throughout the quarter, supported by an open price arbitrage for the majority of the quarter. However, freight markets continued to be negatively impacted by reduced imports into Brazil and West Africa. This was further aggravated by a reduction in long-haul exports from the West to the East over the summer, although this trend reversed towards the end of the quarter as the end of the summer driving season in the western hemisphere released volumes for exports.
In the East, refineries coming back from maintenance in the Middle East and India supported exports to the western markets, especially in the first half of the quarter. However, the positive effect was partly offset by reduced export volumes from especially China and Japan due to high refinery maintenance. The impact from newbuilt crude tankers cannibalizing on clean tankers remained a factor through most of the third quarter. However, the extent of crude tankers lifting clean cargos for the maiden voyage has now slowed, as freight rates for large crude tankers have increased recently.
The global product tanker fleet (above 25,000 dwt) grew by 1.0% in the third quarter of 2018 (source: TORM).
During the third quarter of 2018, TORM's product tanker fleet realized average TCE earnings of USD/day 10,598 (26% down year on year), and split per vessel class:
•	LR2 fleet at USD/day 15,420 (4% up year on year)
•	LR1 fleet at USD/day 11,485 (4% down year on year)
•	MR fleet at USD/day 10,051 (32% down year on year)
•	Handysize fleet at USD/day 6,669 (47% down year on year)
TORM's gross profit for the third quarter of 2018 was USD 27.2m.
Outlook
•	As of 30 September 2018, TORM had covered 22% of the remaining earning days in 2018 at USD/day 15,164
•	As of 12 November 2018, TORM had covered 61% of the total earning days in the fourth quarter of 2018 at USD/day 13,278.
•	As 2,637 earning days in 2018 are unfixed as of 12 November 2018, a change in freight rates of USD/day 1,000 will impact the profit before tax by USD 2.6m
Coverage data and operational data per vessel type are shown in the tables on the following two pages.
TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

COVERED AND CHARTERED-IN DAYS IN TORM – DATA AS OF 30 September 2018

	2018	2019	2020
Owned days
LR2	939	3,955	3,939
LR1	611	2,447	2,486
MR	4,449	17,572	17,506
Handysize	535	2,124	2,159
Total	6,534	26,098	26,090

Charter-in and leaseback days at fixed rate
LR2	91	363	324
LR1	-	-	-
MR	183	726	669
Handysize	-	-	-
Total	274	1,089	993

Total physical days
LR2	1,031	4,318	4,264
LR1	611	2,447	2,486
MR	4,632	18,298	18,174
Handysize	535	2,124	2,159
Total	6,809	27,187	27,083

Fair value of freight rate contracts that are mark-to-market in the income statement:
Contracts not included above: USD 0.6m
Contracts included above: USD 0.4m
	2018	2019	2020
Covered, %
LR2	26%	1%	-
LR1	16%	-	-
MR	22%	3%	-
Handysize	18%	-	-
Total	22%	2%	-

Covered days
LR2	272	25	-
LR1	96	-	-
MR	1,031	508	-
Handysize	95	-	-
Total	1,494	533	-

Coverage rates, USD/day
LR2	21,739	24,249	-
LR1	13,148	-	-
MR	14,356	14,990	-
Handysize	7,126	-	-
Total	15,164	15,416	-

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries. T/C-in days at fixed rate do not include effects of profit split arrangements. T/C-in days at floating rate determine rates at the entry of each quarter, and then TORM will receive approx. 10% profit/loss compared to this rate.
TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

EARNINGS DATA
USD	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Change Q3 17 – Q3 18	12-month avg.
LR2 vessels
Available earning days	833	871	1,012	1,090	917	10%
Spot rates ¹⁾	9,886	15,726	11,714	11,393	12,930	31%	12,834
TCE per earning day ²⁾	14,772	18,106	15,026	14,190	15,420	4%	15,574
Operating days	920	920	1,030	1,154	1,034	12%
Operating expenses per operating day³⁾	7,866	7,340	6,750	6,765	6,081	-23%	6,718
LR1 vessels
Available earning days	630	634	629	628	640	2%
Spot rates ¹⁾	11,981	16,145	14,638	11,805	10,126	-15%	13,370
TCE per earning day ²⁾	11,960	16,593	14,635	11,403	11,485	-4%	13,527
Operating days	644	644	630	637	644	0%
Operating expenses per operating day³⁾	7,000	7,000	6,853	7,166	6,807	-3%	6,957
MR vessels
Available earning days	4,430	4,530	4,492	4,624	4,502	2%
Spot rates ¹⁾	14,364	14,794	14,083	12,272	9,569	-33%	12,844
TCE per earning day ²⁾	14,827	14,952	14,320	13,005	10,051	-32%	13,084
Operating days	4,651	4,784	4,680	4,732	4,784	3%
Operating expenses per operating day³⁾	6,385	6,317	6,612	6,434	6,173	-3%	6,383
Handysize vessels
Available earning days	776	734	646	637	643	-17%
Spot rates ¹⁾	11,810	10,494	11,540	11,708	7,070	-40%	10,318
TCE per earning day ²⁾	12,501	10,849	11,905	11,887	6,669	-47%	10,344
Operating days	824	736	656	637	644	-22%
Operating expenses per operating day³⁾	6,356	6,671	5,963	6,665	6,080	-4%	6,353
Total
Available earning days	6,670	6,769	6,778	6,978	6,702	0%
Spot rates ¹⁾	13,405	14,508	13,770	12,193	9,919	-26%	12,629
TCE per earning day ²⁾	14,279	15,067	14,225	12,944	10,598	-26%	13,213
Operating days	7,039	7,084	6,996	7,160	7,106	1%
Operating expenses per operating day³⁾	6,631	6,549	6,593	6,573	6,209	-6%	6,481

¹⁾ Spot rate = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
³⁾ Operating expenses are related to owned vessels.
TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

TORM FLEET DEVELOPMENT
TORM fleet development
The table shows TORM's operated fleet as of 30 September 2018. In addition to the 74 owned product tankers on the water, TORM has leased and chartered-in three product tankers.
As of 30 September 2018, TORM had ten newbuildings on order including one LR2 vessel, that was delivered on 15 October 2018, two LR1 vessels and seven MR vessels with expected delivery in 2019 through the first quarter of 2020.
	Q2 2018	Changes	Q3 2018	Changes	2018	Changes	2019	Changes	2020
Owned vessels
LR2	10	-	10	1	11	-	11	-	11
LR1	7	-	7	-	7	2	9	-	9
MR	50	-	50	-2	48	6	54	1	55
Handysize	7	-	7	-1	6	-	6	-	6
Total	74	-	74	-2	72	8	80	1	81

Charter-in and leaseback vessels
LR2	2	-1	1	-	1	-	1	-	1
LR1	-	-	-	-	-	-	-	-	-
MR	2	-	2	-	2	-	2	-	2
Handysize	-	-	-	-	-	-	-	-	-
Total	4	-1	3	-	3	-	3	-	3

Total fleet	78	-	77	-	75	8	83	1	84

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

VALUE CHAIN IN OIL TRANSPORTATION
The global oil industry includes a range of activities and processes which contribute to the transformation of primary petroleum resources into usable end products for industrial and private customers.
The value chain begins with the identification and subsequent exploration of productive petroleum fields. The unrefined crude oil is transported from the production area to refinery facilities by crude oil tankers, pipelines, road and rail.
TORM is primarily involved in the transportation of refined oil products from the refineries to the end user. In addition to clean products, TORM uses some of its vessels for transportation of residual fuels from the refineries as well as crude oil directly from the production field to the refinery. These fuel types are commonly referred to as dirty petroleum products, as extensive cleaning of the vessel's cargo tanks is required before a vessel can transport clean products again. During the first nine months of 2018, 93% of TORM's turnover was generated from clean products transportation.
The One TORM integrated operating platform with in-house technical and commercial management enhances responsiveness to customers' demands and allows TORM to generate value for stakeholders as well as for the Company.
The long-term success of the Company is dependent on TORM's ability to provide safe and reliable transportation services. In addition to the items explicitly stated in the financial statements, the long-term success of the Company further builds on the intellectual property of the workforce at TORM and the relationship and cooperation with external stakeholders such as oil traders, state-owned oil companies, oil majors, financial institutions, shipyards, brokers and governmental agencies.
TORM values the relationship with its key stakeholders and aims at conducting business for the benefit of the Company's shareholders and other stakeholders.
The interaction with key stakeholders is described in the Annual Report 2017 on pages 16-18 under "Strategic Ambition and Business Model". For more information on broader value generation and TORM's Corporate Social Responsibility (CSR) policy, please see pages 28-36 of the Annual Report 2017.

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

FINANCIAL REVIEW
INCOME STATEMENT
The gross profit for the nine months ended 30 September 2018 was USD 118.0m (2017, same period: USD 146.6m). The reduction was due to lower freight rates partially offset by lower operating expenses. Average TCE rate for the nine months ended 30 September 2018 was USD/day 12,600 compared to USD/day 14,447 in the same period in 2017. Available earning days were 20,458 compared to 20,392 in the same period in 2017.
Administrative expenses for the nine months ended 30 September 2018 were USD 35.2m (2017, same period: USD 32.3m). The increase is mainly driven by an increase in salary-related costs and weakening USD/DKK.
The result before depreciation (EBITDA) for the nine months ended 30 September 2018 was USD 81.4m (2017, same period: USD 116.8m).
Depreciation for the nine months ended 30 September 2018 was USD 85.9m (2017, same period: USD 86.3m).
The primary operating result (EBIT) for the nine months ended 30 September 2018 was a loss of USD 5.8m (2017, same period: profit of USD 26.9m).
Financial expenses for the nine months ended 30 September 2018 were USD 29.1m (2017, same period: USD 29.9m).
The result after tax for the nine months ended 30 September 2018 was a loss of USD 33.1m (2017, same period: loss of USD 1.2m).
OTHER COMPREHENSIVE INCOME
Other comprehensive income for the nine months ended 30 September 2018 was USD 2.8m (2017, same period: USD 4.3m), resulting in a total comprehensive income for the nine months ended 30 September 2018 being a loss of USD 30.3m (2017, same period: an income of USD 3.1m). The development in total comprehensive income is primarily driven by a decrease in net result for the period.
ASSETS
As of 30 September 2018, total assets amounted to USD 1,717.7m.
The carrying value of the fleet including prepayments was USD 1,424.2m as of 30 September 2018, excluding outstanding installments on the LR2, LR1 and MR vessels under construction of USD 296.4m. Based on broker valuations, TORM's fleet including newbuildings and resale vessels had a market value of USD 1,661.0m as of 30 September 2018.
DEBT
As of 30 September 2018, net interest-bearing debt amounted to USD 596.8m. As of 30 September 2018, TORM was in compliance with the financial covenants.
EQUITY
As of 30 September 2018, TORM's equity was USD 858.7m, and TORM held treasury shares equivalent to 0.4% of the Company's share capital.
On 23 January 2018, TORM plc finalized the USD 100m Private Placement by issuing 11,920,000 new A-shares. The related capital increase was filed with the UK Companies House on 26 January 2018. The capital increase resulted in a net increase in equity of USD 97.2m, net of issue costs.
LIQUIDITY
As of 30 September 2018, TORM's available liquidity was USD 424.8m and consisted of cash and cash equivalents of USD 163.2m and undrawn credit facilities of USD 261.6m. The undrawn credit facilities consisted of a USD 75.0m working capital facility, a USD 87.8m facility financing the MR resale vessels, a USD 28.8m facility financing the LR2 newbuilding program and a USD 70.0m financing commitment for the LR1 and MR newbuilding program. As of 30 September 2018, TORM had CAPEX commitments of USD 296.4m all related to the LR2, LR1 and MR vessels under construction.
CASH FLOW
Cash flow from operating activities for the nine months ended 30 September 2018 amounted to USD 61.4m (2017, same period: USD 82.8m). The decrease is primarily driven by lower operating result. A positive impact in the cash flow is seen from changes in bunkers, receivables and payables.

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

Cash flow from investing activities for the nine months ended 30 September 2018 was USD -135.7m (2017, same period: USD -97.6m). The change is driven by a higher newbuilding CAPEX impacted by the delivery of three LR2s and installments on the ordered three MRs and two LR1s.
Cash flow from financing activities for the nine months ended 30 September 2018 was USD 103.3m (2017, same period: USD 83.9m). The increase is driven by the capital increase of net USD 97.2m completed in January 2018 partly offset by a higher amount of net borrowing in the same period of 2017 (USD 82.7m) compared to the same period in 2018 (USD 6.1m).
RELATED PARTY TRANSACTIONS
In connection with the USD 100m equity raise completed in January 2018, an entity affiliated with TORM's largest shareholder, OCM Njord Holdings S.à r.l. (Oaktree Capital Management), received a fee of USD 1.25m in return for fully backstopping the transaction. There have been no other related party transactions during the nine months ended 30 September 2018.
RISKS AND UNCERTAINTIES
There are a number of potential risks and uncertainties which could have a material impact on the Group's performance over the remaining three months of 2018. Risks and uncertainties, along with the mitigation measures put in place to reduce risks, remain unchanged from those published in the Annual Report 2017 and are summarized below:
•
Tanker freight rates – The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development of these. Furthermore, TORM is active in the cyclical product tanker industry where earnings may also be affected by seasonality

•	Bunker price – The risk of unexpected bunker price increases not covered by corresponding freight rate increases
•	Timing of sale and purchase of vessels – The risk of TORM not selling and purchasing vessels timely relative to market developments and business requirements
For further information and detailed description of the most significant risks, please refer to Note 20 of the Annual Report 2017.
DIVIDENDS
In line with the Company's Distribution Policy, no dividend will be paid in connection with the results for the three months ended 30 September 2018.
On behalf of TORM plc
Christopher H. Boehringer
Chairman of the Board of Directors
15 November 2018

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

RESPONSIBILITY STATEMENT
We confirm that to the best of our knowledge:
•
The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and as issued by the International Accounting Standards Board ("IASB")

•
The interim management report includes a fair review of the information required by DTR 4.2.7R (indication of events during the first three quarters and description of principal risks and uncertainties for the remaining three months of the year); and

•	The interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein)
Disclaimer
•
The interim report has been prepared solely to provide additional information to shareholders to assess the Group's strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

•
The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

By order of the Board of Directors:

Jacob Meldgaard
Executive Director
15 November 2018

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

CONDENSED CONSOLIDATED INCOME STATEMENT
USDm	Note	Q3 2018	Q3 2017	Q1-Q3 2018	Q1-Q3 2017	FY 2017
Revenue		140.4	155.8	466.8	485.6	657.0
Port expenses, bunkers and commissions		-69.5	-60.6	-209.0	-190.5	-259.9
Charter hire		0.4	-1.4	-2.5	-6.5	-8.5
Operating expenses	1	-44.1	-46.7	-137.3	-142.0	-188.4
Profit from sale of vessels		-	-	0.6	2.8	2.8
Administrative expenses	1	-10.9	-10.1	-35.2	-32.3	-45.0
Other operating expenses		-1.6	-	-2.2	-0.3	-0.4
Share of profit/(loss) from joint ventures		-	-	0.2	-	-
Impairment losses on tangible and intangible assets	2	-1.3	-2.6	-1.3	-3.6	-3.6
Depreciation	2	-28.7	-28.6	-85.9	-86.3	-114.5

Operating profit/(loss) (EBIT)		-15.3	5.8	-5.8	26.9	39.5

Financial income		0.9	1.4	2.9	2.4	4.3
Financial expenses		-10.1	-11.1	-29.1	-29.9	-40.6

Profit/(loss) before tax		-24.5	-3.9	-32.0	-0.6	3.2

Tax		-0.4	-0.3	-1.1	-0.6	-0.8

Net profit/(loss) for the period		-24.9	-4.2	-33.1	-1.2	2.4

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)		-0.34	-0.07	-0.45	-0.02	0.04
Diluted earnings/(loss) per share (USD)		-0.34	-0.07	-0.45	-0.02	0.04

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

USDm	Q3 2018	Q3 2017	Q1-Q3 2018	Q1-Q3 2017	FY 2017

Net profit/(loss) for the year	-24.9	-4.2	-33.1	-1.2	2.4

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-0.2	-	-0.5	0.1	0.4
Fair value adjustment on hedging instruments	1.5	2.6	6.2	5.5	9.2
Fair value adjustment on hedging instruments transferred to income statement	-0.5	-1.0	-2.9	-1.3	-2.3
Other comprehensive income/(loss) after tax ¹⁾	0.8	1.6	2.8	4.3	7.3

Total comprehensive income/(loss) for the year	-24.1	-2.6	-30.3	3.1	9.7

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

CONDENSED CONSOLIDATED BALANCE SHEET
USDm	Note	30 September 2018	30 September 2017	31 December 2017
ASSETS
NON-CURRENT ASSETS
Intangible assets
Other intangible assets		-	0.1	-
Total intangible assets		-	0.1	-

Tangible fixed assets
Vessels and capitalized dry-docking	2	1,365.5	1,319.7	1,294.5
Prepayments on vessels	3	58.7	82.7	88.4
Other plant and operating equipment		2.6	1.7	1.9
Total tangible fixed assets		1,426.8	1,404.1	1,384.8

Financial assets
Investments in joint ventures		0.1	0.3	0.3
Total financial assets		0.1	0.3	0.3

Total non-current assets		1,426.9	1,404.5	1,385.1

CURRENT ASSETS
Bunkers		39.7	34.1	33.2
Freight receivables		56.6	64.1	71.3
Other receivables		14.6	8.3	11.8
Prepayments		3.7	2.8	4.4
Cash and cash equivalents		163.2	145.1	134.2
Current assets, excluding assets held-for-sale		277.8	254.4	254.9

Assets held-for-sale		13.0	-	6.6

Total current assets		290.8	254.4	261.5

TOTAL ASSETS		1,717.7	1,658.9	1,646.6

USDm	Note	30 September 2018	30 September 2017	31 December 2017
EQUITY AND LIABILITIES
EQUITY
Common shares		0.7	0.6	0.6
Share premium		97.1	-	-
Treasury shares		-2.9	-2.9	-2.9
Hedging reserves		10.6	4.6	7.3
Translation reserves		-0.2	-	0.3
Retained profit		753.4	781.8	785.8
Total equity		858.7	784.1	791.1

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability		45.0	44.9	44.9
Mortgage debt and bank loans	4	634.1	660.1	629.2
Finance lease liabilities		23.0	26.0	25.3
Total non-current liabilities		702.1	731.0	699.4

CURRENT LIABILITIES
Mortgage debt and bank loans	4	94.5	81.7	91.7
Finance lease liabilities		3.1	2.8	2.9
Trade payables		24.5	24.7	26.2
Current tax liabilities		1.6	1.4	1.4
Other liabilities		33.1	33.0	33.8
Deferred income		0.1	0.2	0.1
Total current liabilities		156.9	143.8	156.1

Total liabilities		859.0	874.8	855.5

TOTAL EQUITY AND LIABILITIES		1,717.7	1,658.9	1,646.6

Contractual obligations and rights	5
Post balance sheet date events	6
Accounting policies	7

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
 1 JANUARY-30 SEPTEMBER
USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Balance as of 1 January 2018, as shown in the consolidated financial statements	0.6	-	-2.9	7.3	0.3	785.8	791.1
Effect as of 1 January 2018 of IFRS 15 implementation	-	-	-	-	-	-0.9	-0.9
Adjusted equity as of 1 January 2018	0.6	-	-2.9	7.3	0.3	784.9	790.2

Comprehensive income/loss for the period
Net profit/(loss) for the period	-	-	-	-	-	-33.1	-33.1
Other comprehensive income/(loss) for the period	-	-	-	3.3	-0.5	-	2.8
Total comprehensive income/(loss) for the period	-	-	-	3.3	-0.5	-33.1	-30.3

Capital increase	0.1	99.9	-	-	-	-	100.0
Transaction costs capital increase	-	-2.8	-	-	-	-	-2.8
Share-based compensation	-	-	-	-	-	1.6	1.6
Total changes in equity for the period	0.1	97.1	-	3.3	-0.5	-31.5	68.5

Equity as of 30 September 2018	0.7	97.1	-2.9	10.6	-0.2	753.4	858.7

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2017	0.6	-	-2.9	0.4	-0.1	782.6	780.6

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	-	-1.2	-1.2
Other comprehensive income/(loss) for the period	-	-	-	4.2	0.1	-	4.3
Total comprehensive income/(loss) for the period	-	-	-	4.2	0.1	-1.2	3.1

Shareholders' contribution	-	-	-	-	-	0.2	0.2
Share-based compensation	-	-	-	-	-	1.4	1.4
Dividend paid	-		-	-	-	-1.2	-1.2
Total changes in equity for the period	-	-	-	4.2	0.1	-0.8	3.5

Equity as of 30 September 2017	0.6	-	-2.9	4.6	-	781.8	784.1

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

CONDENSED CONSOLIDATED CASHFLOW STATEMENT
USDm	Q1-Q3 2018	Q1-Q3 2017	FY 2017
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	-33.1	-1.2	2.4

Adjustments:
Reversal of profit from sale of vessels	-0.6	-2.8	-2.8
Reversal of amortization and depreciation	85.9	86.3	114.5
Reversal of impairment loss on tangible assets	1.3	3.6	3.6
Reversal of share of profit/(loss) from joint ventures	-0.2	-	-
Reversal of financial income	-2.9	-2.4	-4.3
Reversal of financial expenses	29.1	29.9	40.6
Reversal of tax expenses	1.1	0.6	0.8
Reversal of other non-cash movements	1.5	2.7	3.7

Dividends received from joint ventures	0.4	-	-
Interest received and realized exchange gains	2.4	1.7	1.6
Interest paid and realized exchange losses	-29.8	-28.6	-36.7
Income taxes paid	-0.5	-0.4	-0.6
Change in bunkers, receivables and payables, etc.	6.8	-6.6	-13.0

Net cash flow from operating activities	61.4	82.8	109.8

USDm	Q1-Q3 2018	Q1-Q3 2017	FY 2017
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-142.9	-129.0	-145.1
Sale of tangible fixed assets	7.2	31.4	31.4

Net cash flow from investing activities	-135.7	-97.6	-113.7

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt	85.7	175.8	175.3
Borrowing, sale and leaseback transactions	-	30.2	30.2
Repayment, mortgage debt	-77.5	-104.9	-125.5
Repayment, finance lease liabilities	-2.1	-16.0	-16.7
Dividend paid	-	-1.2	-1.2
Capital increase	100.0	-	-
Transaction costs capital increase	-2.8	-	-

Net cash flow from financing activities	103.3	83.9	62.1

Net cash flow from operating, investing and financing activities	29.0	69.1	58.2

Cash and cash equivalents, beginning balance	134.2	76.0	76.0
Cash and cash equivalents, ending balance	163.2	145.1	134.2

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

NOTES

NOTE 1 – STAFF COSTS

USDm	Q3 2018	Q3 2017	Q1-Q3 2018	Q1-Q3 2017	FY 2017

Included in operating expenses	2.1	2.2	6.7	6.8	9.2
Included in administrative expenses	8.2	7.7	27.6	24.5	34.6
Total staff costs	10.3	9.9	34.3	31.3	43.8

NOTE 2 – VESSELS AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 59.9m (30 September 2017: USD 70.8m, 31 December 2017: USD 68.1m).

The depreciation expense for the nine months ended 30 September 2018 related to "Other plant and operating equipment" of USD 0.6m is included in the "Administrative expenses" (30 September 2017: USD 0.5m, 31 December 2017: USD 0.9m).

Impairment assessment
For determination of the vessel values, TORM has carried out an impairment indicator assessment of the most significant assumptions used in the fair value and value in use calculations for the Annual Report as of 31 December 2017 (please refer to Note 8 in the Annual Report 2017). Based on this, TORM has assessed that there are no impairment indicators noted as there were no significant changes in the assumptions to either the fair value or the value in use, and therefore TORM does not find any need to reassess the recoverable amount as of 30 September 2018.

The impairment loss of USD 1.3m relates to specific vessels which have been reclassified to assets-held-for-sale to be delivered to the buyers during Q4 2018. These vessels have been written down to their fair value less costs to sell.

USDm	30 September 2018	30 September 2017	31 December 2017

Cost:
Balance as of beginning of period	1,726.6	1,697.4	1,697.4
Additions	106.6	93.9	103.1
Disposals	-15.2	-9.3	-14.3
Transferred from prepayments	63.9	-	-
Transferred to assets held-for-sale	-22.8	-49.7	-59.6
Balance	1,859.0	1,732.3	1,726.6

Depreciation:
Balance as of beginning of period	258.5	180.0	180.0
Disposals	-15.2	-9.3	-14.3
Depreciation for the period	85.1	85.8	113.6
Transferred to assets held-for-sale	-8.5	-17.5	-20.8
Balance	319.9	239.0	258.5

Impairment:
Balance as of beginning of period	173.6	173.6	173.6
Impairment losses on tangible fixed assets	1.3	2.6	3.6
Transferred to assets held-for-sale	-1.3	-2.6	-3.6
Balance	173.6	173.6	173.6

Carrying amount	1,365.5	1,319.7	1,294.5

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

NOTE 3 – PREPAYMENTS ON VESSELS

USDm	30 September 2018	30 September 2017	31 December 2017

Balance as of beginning of period	88.4	44.1	44.1
Additions	34.2	38.6	44.3
Transferred to vessels	-63.9	-	-
Carrying amount	58.7	82.7	88.4

NOTE 4 – MORTGAGE DEBT AND BANK LOANS

USDm	30 September 2018	30 September 2017	31 December 2017

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	95.3	82.3	92.7
Falling due between one and two years	86.8	138.8	86.7
Falling due between two and three years	291.3	72.2	82.2
Falling due between three and four years	155.3	283.5	346.7
Falling due between four and five years	23.1	119.1	89.2
Falling due after five years	82.1	50.4	28.3
Total	733.9	746.3	725.8

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 5.3m (30 September 2017: USD 3.4m, 31 December 2017: USD 4.8m), which are amortized over the term of the loans.

As of 30 September 2018, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2018.

During the first nine months of 2018, TORM signed a financing agreement with Danish Ship Finance to extend an existing financing agreement with collateral in nine vessels. The new financing agreement amounts to USD 79.4m and extends the final facility maturity by two years from 2019 to 2021.

Additionally, TORM signed a financing agreement with ABN AMRO for USD 70m financing newbuildings with expected drawdown at the end of 2019 and maturity in 2024.

The main conditions in the agreements are in line with the Company's existing loan agreements.

NOTE 5 – CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 30 September 2018, TORM has contractual obligations regarding newbuilding commitments and chartered-in vessels of USD 296.4m and USD 0.0m respectively (30 September 2017: USD 238.0m and USD 4.0m, 31 December 2017: USD 306.9m and USD 2.9m). In addition, TORM has contractual rights regarding charter hire income from vessels of USD 13.8m (30 September 2017: USD 46.6m, 31 December 2017: USD 50.2m).

NOTE 6 – POST BALANCE SHEET DATE EVENTS

On 10 October 2018, TORM delivered the Handysize tanker TORM Ohio to its new owner. In the financial statements, TORM Ohio is treated as an asset held-for-sale. The delivery results in a net loss from sale of vessels in TORM of USD 0.5m in 2018.

On 15 October 2018, TORM took delivery of the newbuilding TORM Hilde, a 114,000 dwt LR2 product tanker from Guangzhou Shipyard International.

In October 2018, TORM entered an agreement to sell one vessel, TORM Clara. After the repayment of the mortgage debt of the vessel along with transaction-related expenses and fees, TORM expects to receive net cash proceeds of approx. USD 2.4m.

On 31 October 2018, TORM delivered the MR tanker TORM Neches to its new owner. In the financial statements, TORM Neches is treated as an asset held-for-sale. The delivery results in a net loss from sale of vessels in TORM of USD 0.8m in 2018.

On 9 November 2018, TORM announced the establishment of a joint venture with ME Production, a leading scrubber manufacturer, and Guangzhou Shipyard International (GSI), which is part of the China State Shipbuilding Corporation group. The joint venture, ME Production China, will manufacture and install scrubbers in China and deliver them to a range of maritime industry customers for both newbuildings and retrofitted vessels. TORM holds an ownership stake of 27.5% in the new joint venture. In connection with the establishment, TORM has ordered a total of 16 scrubbers with ME Production China and signed a letter of intent for additional 18 scrubbers with the new joint venture. With these orders, TORM has committed to install scrubbers on 21 vessels and potentially up to 39 vessels or roughly half of TORM's fleet.

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

NOTE 7 – ACCOUNTING POLICIES

General information
The information for the year ended 31 December 2017 does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor's report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

Significant accounting policies
The interim report for the period 1 January-30 September 2018 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and as issued by the IASB. The interim report has been prepared using the accounting policies of TORM plc that are consistent with the accounting policies of the Annual Report 2017 and additional IFRS standards endorsed by the EU and as issued by the IASB effective for accounting periods beginning after 1 January 2018. New standards have not had any material effect on the interim report other than mentioned below. The accounting policies are described in more detail in the Annual Report 2017.

Implementation of IFRS 9
On 1 January 2018, TORM implemented IFRS 9, "Financial Instruments". The standard changes the classification and measurement of financial instruments and hedging requirements. Furthermore, IFRS 9 changes the recognition of credit losses from "incurred losses" to "expected losses". TORM has assessed the new requirement and concludes that the effect of the change is insignificant, as TORM historically has had very limited actual incurred losses on receivables. The changes in the standard regarding classification do not change the measurement of the majority of financial assets from amortized cost except for derivatives that also under IFRS 9 will be measured at fair value through profit & loss unless cash flow hedge accounting is applied.

Implementation of IFRS 15
On 1 January 2018, TORM also implemented IFRS 15, "Revenue from Contracts with Customers", which replaces IAS 11, IAS 18 and associated interpretations. We have implemented IFRS 15 with retrospective effect, however, we have elected to utilize the relief from restating comparative figures (modified retrospective method). The standard has changed the recognition pattern of revenue. The change in revenue recognition has gone from recognizing from "discharge-to-discharge" to "load-to-discharge". The effect of the implementation as of 1 January 2018 amounts to USD 0.9m, recorded as an adjustment to the opening balance of retained profit in the condensed consolidated statement of changes in equity.

Going concern
The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuildings and loan commitments, and to monitor compliance with the financial covenants in its loan facilities. As of 30 September 2018, TORM's cash position was USD 163m, TORM's debt was USD 760m excluding amortized bank fees and the net debt loan-to-value ratio was 54%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required.

The Board of Directors has considered the Group's cash flow forecasts and the expected compliance with the Company's financial covenants for a period of not less than 12 months from the date of approval of these financial statements. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, the Group will be able to continue in operational existence and comply with its financial covenants for the foreseeable future. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

CONDENSED CONSOLIDATED INCOME STATEMENT PER QUARTER

USDm	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
Revenue	140.4	163.3	163.1	171.4	155.8
Port expenses, bunkers and commissions	-69.5	-72.9	-66.6	-69.4	-60.6
Charter hire	0.4	-1.4	-1.5	-2.0	-1.4
Operating expenses	-44.1	-47.1	-46.1	-46.4	-46.7
Profit from sale of vessels	-	-	0.6	-	-
Administrative expenses	-10.9	-12.1	-12.2	-12.7	-10.1
Other operating expenses	-1.6	-0.6	-	-0.1	-
Share of profit/(loss) from joint ventures	-	0.2	-	-	-
Impairment losses on tangible assets	-1.3	-	-	-	-2.6
Depreciation	-28.7	-28.9	-28.3	-28.2	-28.6

Operating profit/(loss) (EBIT)	-15.3	0.5	9.0	12.6	5.8

Financial income	0.9	0.5	1.5	1.9	1.4
Financial expenses	-10.1	-9.6	-9.4	-10.7	-11.1

Profit/(loss) before tax	-24.5	-8.6	1.1	3.8	-3.9

Tax	-0.4	-0.3	-0.4	-0.2	-0.3

Net profit/(loss) for the period	-24.9	-8.9	0.7	3.6	-4.2

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	-0.34	-0.12	0.01	0.06	-0.07
Diluted earnings/(loss) per share (USD)	-0.34	-0.12	0.01	0.06	-0.07

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	-24.9	-8.9	0.7	3.6	-4.2

Adjustments:
Reversal of profit from sale of vessels	-	-	-0.6	-	-
Reversal of amortization and depreciation	28.7	28.9	28.3	28.2	28.6
Reversal of impairment loss on tangible assets	1.3	-	-	-	2.6
Reversal of share of profit/(loss) from joint ventures	-	-0.2	-	-	-
Reversal of financial income	-0.9	-0.5	-1.5	-1.9	-1.4
Reversal of financial expenses	10.1	9.6	9.4	10.7	11.1
Reversal of tax expenses	0.4	0.3	0.4	0.2	0.3
Reversal of other non-cash movements	0.3	0.6	0.6	1.0	1.2

Dividends received from joint ventures	-	0.4	-	-	-
Interest received and realized exchange gains	0.7	0.5	1.2	-0.4	1.1
Interest paid and realized exchange losses	-9.7	-10.0	-10.1	-7.8	-12.1
Income taxes paid	-0.2	-0.1	-0.2	-0.2	-0.1
Change in bunkers, receivables and payables, etc.	12.5	4.5	-10.2	-6.4	-9.6

Net cash flow from operating activities	18.3	25.1	18.0	27.0	17.5

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-16.7	-46.5	-79.7	-16.1	-99.0
Sale of tangible fixed assets	-	-	7.2	-	10.6

Net cash flow from investing activities	-16.7	-46.5	-72.5	-16.1	-88.4

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt	28.5	28.5	28.7	-0.5	45.5
Repayment, mortgage debt	-25.3	-20.9	-31.3	-20.5	-27.9
Repayment, finance lease liabilities	-0.7	-0.7	-0.7	-0.7	-14.3
Dividend paid	-	-	-	-	-1.2
Capital increase	-	-	100.0	-	-
Transaction costs capital increase	-	-	-2.8	-	-

Net cash flow from financing activities	2.5	6.9	93.9	-21.8	2.2

Net cash flow from operating, investing and financing activities	4.1	-14.5	39.4	-10.9	-68.7

Cash and cash equivalents, beginning balance	159.1	173.6	134.2	145.1	213.8
Cash and cash equivalents, ending balance	163.2	159.1	173.6	134.2	145.1

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

GLOSSARY
KEY FINANCIAL FIGURES

TCE %	=	TCE
Revenue

Gross profit %	=	Gross profit
Revenue

EBITDA %	=	EBITDA
Revenue

Operating profit/(loss)%	=	Operating profit/(loss) (EBIT)
Revenue

Return on Equity (RoE)%	=	Net profit/(loss) for the year
Average equity

Equity ratio	=	Equity
Total assets

Book equity/share	=	Equity
Total number of shares, excluding treasury shares

Earnings per share, EPS	=	Net profit/(loss) for the year
Average number of shares

Diluted earnings/(loss) per share, EPS (USD)	=	Net profit/(loss) for the year
Average number of shares less average number of treasury shares

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report, and therefore we refer to the principles for these on pages 144-149 in the TORM plc Annual Report 2017. See www.torm.com/investors.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	Q3 2018	Q3 2017	Q1-Q3 2018	Q1-Q3 2017	FY 2017
Reconciliation to revenue
Revenue	140.4	155.8	466.8	485.6	657.0
Port expenses, bunkers and commissions	-69.5	-60.6	-209.0	-190.5	-259.9
TCE earnings	70.9	95.2	257.8	295.1	397.1

Gross profit: TORM defines Gross profit, a performance measure, as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q3 2018	Q3 2017	Q1-Q3 2018	Q1-Q3 2017	FY 2017
Reconciliation to revenue
Revenue	140.4	155.8	466.8	485.6	657.0
Port expenses, bunkers and commissions	-69.5	-60.6	-209.0	-190.5	-259.9
Charter hire	0.4	-1.4	-2.5	-6.5	-8.5
Operating expenses	-44.1	-46.7	-137.3	-142.0	-188.4
Gross profit	27.2	47.1	118.0	146.6	200.2

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), finance lease liabilities and amortized bank fees less cash and cash equivalents. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

USDm	30 September 2018	30 September 2017	31 December 2017
Mortgage debt and bank loans (current and non-current)	728.6	741.8	720.9
Finance lease liabilities	26.1	28.8	28.2
Amortized bank fees	5.3	4.5	4.8
Cash and cash equivalents	-163.2	-145.1	-134.2
Net interest-bearing debt	596.8	630.0	619.7

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES –
continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to "interest" for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM's operating performance by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods, capital structure and which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investors in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies and not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	Q3 2018	Q3 2017	Q1-Q3 2018	Q1-Q3 2017	FY 2017
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	-24.9	-4.2	-33.1	-1.2	2.4
Tax	0.4	0.3	1.1	0.6	0.8
Financial expenses	10.1	11.1	29.1	29.9	40.6
Financial income	-0.9	-1.4	-2.9	-2.4	-4.3
Depreciation	28.7	28.6	85.9	86.3	114.5
Impairment losses on tangible assets	1.3	2.6	1.3	3.6	3.6
EBITDA	14.7	37.0	81.4	116.8	157.6

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES –
continued

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	Q3 2018	Q3 2017	Q1-Q3 2018	Q1-Q3 2017	FY 2017
Operating profit/(loss) (EBIT)	-15.3	5.8	-5.8	26.9	39.5
Tax	-0.4	-0.3	-1.1	-0.6	-0.8
EBIT less Tax	-15.7	5.5	-6.9	26.3	38.7

EBIT less Tax - Full year equivalent	-62.8	22.0	-9.2	35.1	38.7

Invested capital, opening balance	1,475.1	1,340.6	1,406.0	1,387.7	1,387.7
Invested capital, ending balance	1,450.2	1,409.6	1,450.2	1,409.6	1,406.0
Average invested capital	1,462.7	1,375.1	1,428.1	1,398.7	1,396.9

Return on Invested Capital (RoIC)	-4.3%	1.6%	-0.6%	2.5%	2.8%

Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio  as Vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

USDm	30 September 2018	30 September 2017	31 December 2017

Vessel values including newbuildings (broker values)	1,661.0	1,523.5	1,661.1
Total (value)	1,661.0	1,523.5	1,661.1

Outstanding debt ¹⁾	760.0	775.1	753.9
Committed CAPEX on newbuildings	296.4	238.0	306.9
Cash and cash equivalents	-163.2	-145.1	-134.2
Total (loan)	893.2	868.0	926.6

Loan-to-value (LTV) ratio	53.8%	57.0%	55.8%

¹⁾ Outstanding debt includes long-term and short-term mortgage and bank loans and Finance liabilities, excluding amortized bank fees.

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES –
continued

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held-for-sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

USDm	30 September 2018	30 September 2017	31 December 2017
Tangible and intangible fixed assets	1,426.8	1,404.2	1,384.8
Investments in joint ventures	0.1	0.3	0.3
Bunkers	39.7	34.1	33.2
Accounts receivables ¹⁾	74.9	75.2	87.5
Assets held-for-sale	13.0	-	6.6
Deferred tax liability	-45.0	-44.9	-44.9
Trade payables ²⁾	-57.6	-57.7	-60.0
Current tax liabilities	-1.6	-1.4	-1.4
Deferred income	-0.1	-0.2	-0.1
Invested capital	1,450.2	1,409.6	1,406.0

¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables and Other liabilities.

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

USDm	30 September 2018	30 September 2017	31 December 2017
Net Asset Value per share
Total vessel values including newbuildings (broker values)	1,661.0	1,523.5	1,661.1
Committed CAPEX on newbuildings	-296.4	-238.0	-306.9
Cash position	163.2	145.1	134.2
Bunkers	39.7	34.1	33.2
Freight receivables	56.6	62.1	71.3
Other receivables	14.6	10.3	11.8
Other plant and operating equipment	2.6	1.7	1.9
Investments in joint ventures	0.1	0.3	0.3
Prepayments	3.7	2.8	4.4
Outstanding debt ¹⁾	-760.0	-775.1	-753.9
Trade payables	-24.5	-24.7	-26.2
Other liabilities	-33.1	-33.0	-33.8
Current tax liabilities	-1.6	-1.4	-1.4
Total Net Asset Value (NAV)	825.9	707.7	796.0
Total number of shares, end of period excluding treasury shares (million)	73.9	62.0	62.0

Total Net Asset Value per share (NAV/share)	11.2	11.4	12.8

¹⁾ Outstanding debt includes long-term and short-term mortgage and bank loans and Finance liabilities.

TORM INTERIM RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018